SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 22, 2010

On January 22, 2010, at 9:00 am, at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05.425 -070, the Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chairman of the Board, Marcelo Odebrecht, and Board Member José de Freitas Mascarenhas, as well as their respective alternates, did not attend the meeting and justified their absence. Officers Carlos Fadigas and Mauricio Ferro, Messrs. Marco Antonio Villas Boas and Mrs. Marcella Menezes Fagundes were also present. In the absence of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, Djalma Rodrigues de Souza, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After giving the requested clarifications, the following deliberation was unanimously taken: 1) DISMISSAL OF EXECUTIVE OFFICE MEMBER– Officer Luiz de Mendonça’s dismissal was approved, after which the Board’s thanks for the diligence and contribution dedicated to the Company were registered, and the Company shall have an Executive Office composed only of 6 members. Following, after due analysis of the Proposal for Deliberation (“PD”), the copy and related documentation of which have been previously sent for the Board Members’ cognizance, as set forth in the Internal Rules, and shall remain duly filed in the Company’s headquarters, the following deliberations were unanimously taken: 2) PD.CA/BAK- 01/2010 – Acquisition of Petrochemical Assets – (i) approval of signature in the capacity of party to the Joint Venture Agreement, the Investment Agreement and, as intervening/consenting party, the Shareholders’ Agreement of Braskem, pursuant to the terms and conditions of the respective PD; (ii) approval of the acquisition of 60% of Quattor Participações S.A., of 33.33% of Polibutenos and of 100% of UniparCom, under the terms and conditions of the respective PD. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment of the Minutes: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, January 22, 2010. [Sgd.: Djalma Rodrigues de Souza – Vice Chairman substituting the Chairman; Marcella Menezes Fagundes – Secretary; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José Mauro Mettrau Carneiro da Cunha, Newton Sergio de Souza; Paulo Henyan Yue Cesena].

This is a true copy of the original minutes drawn up in the proper book.

Marcella Menezes Fagundes Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.